UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 30, 2011

Commission File Number: 000-14740

North American Nickel Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

British Columbia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Suite 301 260 West Esplanade, North Vancouver, BC Canada V7M 3G7
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

North American Nickel Inc. on May 30, 2011 has distributed Exhibits 99.1 to 99.4 [inclusive] to the applicable Canadian securities regulators and to shareholders who requested same, to disseminate its interim financial statements and related materials for the Quarter ended
March 31, 2011.
Also on May 30, 2011 the news release attached as Exhibit 99.5 was publicly disseminated to announce that the Company has closed a non-brokered private placement and received gross proceeds of $3.2M for a total of 11,000,000 units at a price of $0.20 per unit, and 4,545,463 Flow Through Shares at a price of
$0.22 per Flow Through Share. North American Nickel is now trading on the TSX
Venture Exchange under the symbol "NAN".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

North American Nickel Inc.

Date: May 31, 2011	By:	Douglas E. Ford
	Name:	Douglas E. Ford
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	3-31-2011 Financial Statements
99.2	3-31-2011 Management Discussion & Analysis
99.3	CEO Certification
99.4	CFO Certification
99.5	May 30, 2011 News Release